FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-260486

November 8, 2021

PRICING TERM SHEET

MIND TECHNOLOGY, INC.

9.00% Series A Cumulative Preferred Stock

(Liquidation Preference $25.00 per Share)

Issuer:	MIND Technology, Inc. (the “Company”)

Securities Offered:	9.00% Series A Cumulative Preferred Stock, par value $1.00 per share (the “Series A Preferred Stock”).

Number of Shares:	432,000 shares.

Number of Optional Shares:	64,800 shares.

Public Offering Price:	$24.25 per share of Series A Preferred Stock; $10,476,000 total (assuming no exercise of the underwriter’s option to purchase additional shares of Series A Preferred Stock).

Underwriting Discounts:	$1.33375 per share; $576,180 total (assuming no exercise of the underwriter’s option to purchase additional shares).

Maturity Date:	Perpetual (unless redeemed by the Company or in connection with a change of control).

Ratings:	The Series A Preferred Stock will not be rated.

Trade Date:	November 9, 2021.

Settlement Date:	November 12, 2021 (T+2).

Liquidation Preference:	$25.00 per share of Series A Preferred Stock.

Dividend Rate:	9.00% per annum for cash payment, based on liquidation preference of $25.00 per share of Series A Preferred Stock.

Dividend Payment Dates:	Dividends are payable quarterly on or about the last day of January, April, July and October of each year to holders of record on the 15th day of January, April, July and October. Dividends on the Series A Preferred Stock accumulate at a rate of 9.00% per annum per $25.00 stated liquidation preference per share of Series A Preferred Stock.

Optional Redemption:	The Company shall have the option to redeem the Series A Preferred Stock, in whole or in part or upon a change of control at the liquidation preference of $25.00 per share, plus accrued but unpaid dividends.

Change of Control Share Cap:	25 shares of common stock, par value $0.01 per share, of the Company, subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Company’s common stock), subdivisions or combinations with respect to the Company’s common stock.

Upon such a conversion, the holders of Series A Preferred Stock will be limited to a maximum number of shares of the Company’s common stock equal to the Share Cap multiplied by the number of shares of Series A Preferred Stock converted. If the price of the Company’s common stock is less than $1.00, subject to adjustment, the holders will receive a maximum of 25 shares of the Company’s common stock per share of Series A Preferred Stock, which may result in the holders of Series A Preferred Stock receiving common stock with a value that is less than the liquidation preference of the Series A Preferred Stock.

CUSIP/ISIN:	602566 200 / US6025662007

Sole Underwriter:	Ladenburg Thalmann & Co. Inc.

Listing:	The Series A Preferred Stock trades on the NASDAQ Global Select Market with the trading symbol “MINDP”.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the shares and is not soliciting an offer to buy the shares in any jurisdiction where the offer or sale is not permitted.

The Company has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Ladenburg Thalmann & Co. Inc. by phone at (631) 270-1611, or by email at prospectus@ladenburg.com.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.